UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-25280

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant: AXA Equitable Life Insurance Company

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 1290 Avenue of the Americas

City, State and Zip Code: New York, NY 10104

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Change in Accounting Principle

AXA Equitable Life Insurance Company (the “Company”) will be unable to file its Quarterly Report on Form 10-Q without unreasonable effort or expense for the quarter ended September 30, 2017 (the “Form 10-Q”) by the required filing date of November 14, 2017. The Company is a subsidiary of AXA Equitable Holdings, Inc. (“Equitable Holdings”). On November 13, 2017, Equitable Holdings filed a Form S-1 registration statement with the Securities and Exchange Commission for the proposed offer and sale by AXA S.A. of a minority stake in Equitable Holdings. The Company re-assessed certain accounting policies in connection with the proposed initial public offering and the filing of the Form S-1, and, in the third quarter of 2017, changed its method of accounting for certain variable annuity products with guaranteed minimum benefits to a more preferable method. The effect of this change in accounting principle has to be applied retrospectively and requires the Company to revise its interim financial statements for the nine months ended September 30, 2016 as well as the balance sheet as of December 31, 2016. As a result, the Company requires additional time to implement such retrospective reclassification. The Company expects to file the Form 10-Q on November 20, 2017.

Material Weakness

During the quarter ended September 30, 2017, we identified a material weakness in the design and operation of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our management has concluded that we do not maintain effective controls to timely validate that actuarial models are properly configured to capture all relevant product features. As a result of this material weakness, errors were identified in future policy benefits and deferred policy acquisition costs balances. This resulted in misstatements in our previously issued annual and interim financial statements that were not considered material. Until remedied, this material weakness could result in a misstatement of our future policy benefits and deferred policy acquisition costs balances or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected.

We are currently in the process of remediating this material weakness by taking steps to validate all existing actuarial models and valuation systems. These steps include verifying inputs and unique algorithms, ensuring alignment with documented accounting standards and verifying that assumptions used in our models are consistent with documented assumptions. The remediation efforts are being performed by our internal model risk team (which is separate from our modeling and valuation teams), as supported by third party firms. We will continue to enhance controls to ensure that our models are re-validated on a fixed calendar schedule and that new model changes and product features are tested through our internal model risk team prior to adoption within our models and systems. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrea M. Nitzan	(212)	554-1234
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The impact of the accounting change to the third quarter 2016 and first nine months of 2016 is an increase to net income (loss) of $103 million and a decrease of $1.0 billion, respectively. The Company’s opening retained earnings decreased $1.9 billion as of January 1, 2016 for the effect of retrospective application of the accounting change.

AXA Equitable Life Insurance Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2017	By:	/s/ Andrea M. Nitzan
		Name:	Andrea M. Nitzan
		Title:	Executive Director and Chief Accounting Officer